August 12, 2019

Lei Sun
Chairman of the Board and Chief Executive Officer
9F Inc.
40/F Wangjing Soho T3
Chaoyang District, Beijing 100102
People's Republic of China

       Re: 9F Inc.
           Amendment No. 2 to
           Registration Statement on Form F-1
           Filed August 8, 2019
           File No. 333-232802
           Amendment No. 3 to
           Registration Statement on Form F-1
           Filed August 12, 2019
           File No. 333-232802

Dear Mr. Sun:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2019 letter.

Amendment No. 2 to Form F-1 filed August 8, 2019

Cover Page

1. Please revise or provide us with your calculation for Mr. Sun's voting power after the offering. Please also revise to quantify the aggregate voting power of public investors in this offering. Make corresponding revisions throughout your prospectus. Lei Sun
9F Inc.
August 12, 2019
Page 2
Dilution, page 104

2. We note your revisions to the dilution table as well as the comparison of consideration paid by new investors and existing shareholders. Please further revise to disclose the volume weighted average exercise price of your outstanding options. Amendment No. 3 to Form F-1 filed August 12, 2019

Cover Page

3. We note your revised disclosure that "several" investors have each individually indicated
      an interest in purchasing over 5% of ADSs in this offering, and that two of these investors have indicated an interest in purchasing "an aggregate of up to US$75 million worth of
      ADSs." Please provide us with your basis for including this disclosure on your cover page pursuant to Item 501(b) of Regulation S-K. Please also revise pages 18, 85 and 287 to quantify the number of investors that have indicated an interest in purchasing over 5% of the ADSs in this offering, the individual amounts indicated for the two investors referenced, and to clarify whether any such investors are affiliated with you, your directors or officers. Please also tell us how you received these indications of interest as you do not appear to have provided any written communications to date in response to comment 1 in our October 24, 2018 comment letter.
        You may contact David Irving, Staff Accountant, at (202) 551-3321 or John P. Nolan,
Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff
Attorney, at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                            Sincerely,
FirstName LastNameLei Sun
                                                            Division of
Corporation Finance
Comapany Name9F Inc.
                                                            Office of Financial
Services
August 12, 2019 Page 2
cc:       Z. Julie Gao, Esq.
FirstName LastName